ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 11, 2019

Robert Schmidt
T +1 617 951 7831
F +1 617 235 9425
BY EDGAR	robert.schmidt@ropesgray.com

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Karen Rossotto

Re:	Stone Ridge Residential Real Estate Income Fund I, Inc. (the “Fund”)

File Numbers: 333-232263; 811-23451

Dear Ms. Rossotto:

On behalf of the Fund, we are transmitting for filing or will hereafter transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) under the 1933 Act to the Registration Statement on Form N-2, initially filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2019 (the “Registration Statement”) and previously amended by Pre-Effective Amendment No. 1 (“Amendment No. 1), filed on August 8, 2019.

Amendment No. 2 reflects changes made in response to comments of the SEC’s staff (the “Staff”) provided on October 2, 2019 on Amendment No. 1 to the Registration Statement (the “October 2nd Staff Comments”), as well as the Staff’s comments provided on November 6, 2019 on the Fund’s draft letter and prospectus responding to the October 2nd Staff Comments, which were submitted to the Staff on October 18, 2019 (respectively, the “October 18 Draft Letter” and the “October 18 Draft Prospectus”). For the convenience of the Staff, the comments provided on November 6, 2019 have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus or statement of additional information (“SAI”) are to those filed as part of Amendment No. 2. In addition to revisions made in response to Staff comments, certain other changes have been made in Amendment No. 2. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

This letter omits confidential information for which we seek confidential treatment under the Freedom of Information Act. The portion of this letter for which confidential treatment is sought is marked as [Redacted - Confidential Treatment Requested]. A separate unredacted version of this letter has been delivered to the Staff.

Comments on the October 18 Draft Letter

1.

Staff Comment: In its response to comment 1.a of the October 2nd Staff Comments, the Fund states that “it does not expect that its portfolio will initially contain any direct investments in properties.” Does this mean that the Fund does not expect to hold individual properties directly or through 100% owned subsidiaries? Please clarify supplementally and make corresponding revisions to the prospectus, if appropriate.

Karen Rossotto, Esq.	November 11, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

Response: The Fund confirms that it does not expect to initially hold individual properties directly or through 100% owned subsidiaries. Consequently, the Fund has revised the relevant disclosure in the prospectus, as follows:

The Fund ~~may also acquire homes sourced by real estate operators~~ does not expect to hold individual properties directly (including through one or more Subsidiaries) initially, but may acquire such properties directly in the future.

2.

Staff Comment: In its response to comment 1.f of the October 2nd Staff Comments, the Fund states that in “cases where the Fund has less than 50% voting power with respect to a partnership, it will not have the authority to unilaterally dismiss the general partner.” Does the Fund expect there to be instances where it does have the ability to unilaterally dismiss the general partner of a private investment vehicle or where it owns greater than 50% of a vehicle’s voting securities? If so, will the Fund treat its interests in such vehicles as “investment securities”? Please explain supplementally.

Response: The only instances where it is expected that the Fund may have the ability to unilaterally dismiss the general partner of a private investment vehicle is if it owns more than 50% of the voting power with respect to a private investment vehicle and is able to satisfy the private investment vehicle’s majority voting requirement itself. In these instances, the Fund expects that it will only be able to remove the general partner for cause. The Fund does not intend to treat such interests as “investment securities” for purposes of maintaining compliance with the 40% threshold under Section 3(a)(1)(C).

3.

Staff Comment: In its response to comment 1.h of the October 2nd Staff Comments, the Fund argues that under the circumstances outlined in the response, its investments in private investment vehicles satisfy the “solely from the efforts” of others prong of the Howey test. But the Staff notes that prospectus disclosure suggests that the Fund is active in selecting the properties to be held by private investment vehicles in which it invests. The Staff notes, for example, the following language included under “Prospectus Summary—Investment Objective and Principal Investment Policies—Single Family Rental Investments”:

[T]he Fund generally does not expect to review the particular characteristics of each property that it directly or indirectly acquires, but rather negotiate, when reasonably possible, in advance the general criteria of the investments, including the acquisition cost, expected rental income, geographic location and physical features such as size, property age and number of bedrooms of each property.

Please explain supplementally this apparent discrepancy and revise the disclosure as needed.

Response: When the Fund invests in private investment vehicles, it intends to negotiate the documents that govern the operations of such vehicles as is customary for private investments. Under no circumstances, however, will the Fund select or dictate the selection

Karen Rossotto, Esq.	November 11, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

of individual properties for purchase by private investment vehicles. The Fund has revised the referenced disclosure as shown below to clarify these points. The Fund believes that on this basis, its investments in private investment vehicles will satisfy the Howey test to the extent necessary for the Fund to qualify at all times as an investment company under Section 3(a)(1)(C).

When investing in single family rental homes through private investment vehicles, or acquiring homes directly through real estate operators, the Fund generally does not expect to review the particular characteristics of each property that it directly or indirectly acquires, but rather negotiate, when reasonably possible~~, in advance~~ to do so, before the Fund invests its assets in a private investment vehicle, the general criteria of the investments, including the acquisition cost, expected rental income, geographic location and physical features such as size, property age and number of bedrooms of each property.

4.

Staff Comment: In its response to comment 13 of the October 2nd Staff Comments, the Fund explains that it may invest in reliance on Rule 17a-6. Please supplementally provide a brief analysis explaining why transacting in the manner described in the Fund’s response to comment 13 does not require co-investment exemptive relief.

Response: Neither Stone Ridge nor its affiliates expect to co-invest with the Fund in private investment vehicles. [Redacted - Confidential Treatment Requested] If the Fund does wish to co-invest with an affiliate in a private investment vehicle, it will not engage in such a co-investment unless an application for an exemption from Section 17(d) of the 1940 Act is granted or unless such investments are not prohibited by Section 17(d) or interpretations of Section 17(d) as expressed in SEC no-action letters, including Massachusetts Mutual Life Insurance Co., SEC No-Action Letter (Pub. Avail. June 7, 2000).

5.

Staff Comment: In its response to comment 21 of the October 2nd Staff Comments, the Fund states that it does not intend to use derivatives as a principal investment strategy. Please generally review the Fund’s disclosure to ensure that it is consistent with this statement.

Response: The Fund confirms that it has reviewed and revised its disclosure to clarify that it may use derivatives for hedging and risk management purposes in connection with its principal investment strategies, but does not intend to use derivatives as a principal investment strategy for speculative or other purposes.

Karen Rossotto, Esq.	November 11, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

Comments on the October 18 Draft Prospectus

6.

Staff Comment: Would the private investment vehicles in which the Fund invests ever be considered “investment companies” under the 1940 Act? If not, what exemption(s) will the vehicles rely on? Please explain supplementally.

Response: The Fund does not expect the private investment vehicles in which it invests to be considered “investment companies” under the 1940 Act. The private investment vehicles in which the Fund invests will generally be excluded from the definition of “investment company” pursuant to Section 3(c)(5)(C) or Section 3(c)(6) of the 1940 Act. The Fund does not anticipate investing more than 15% of its assets in entities relying on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

7.

Staff Comment: On the prospectus cover, the Fund states that it “seeks to obtain current income from rental income generated by properties held by such vehicles and to achieve long-term capital appreciation upon disposition of properties.” If the Fund will achieve these returns through private investment vehicles, as opposed to through direct interests in properties, please revise the disclosure to clarify.

Response: The referenced disclosure has been revised as follows:

The Fund seeks to obtain current income indirectly from rental income generated by properties held by such vehicles and to achieve long-term capital appreciation through distributions from such vehicles upon their dispositions of properties.

8.	Staff Comment: On the prospectus cover, the Fund states that it “identifies” real estate operators. Please revise the disclosure to clarify what this term means in this context.

Response: The word “identifies” has been removed from the Fund’s disclosure, as shown below:

In carrying out its investment strategies, the Fund ~~identifies~~ invests in private investment vehicles operated and administered by real estate operators that acquire, improve and manage single family rental properties in different geographic regions within the United States ~~and invests in private investment vehicles operated and administered by such operators~~.

9.	Staff Comment: On the prospectus cover, under “Interval Fund,” please revise the disclosure to clarify that the Fund expects to conduct repurchases annually.

Response: The Fund respectfully submits that the requested disclosure is already included in the referenced section, as shown below (relevant text underlined and in bold):

Karen Rossotto, Esq.	November 11, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

Interval Fund. The Fund has an interval fund structure pursuant to which the Fund, subject to applicable law, conducts annual repurchase offers of the Funds’ outstanding Shares at net asset value (“NAV”), subject to approval of the Board of Directors (the “Board,” and each of the directors on the Board, a “Director”). In all cases, such repurchases will be for at least 5% and not more than 25%, and are currently expected to be for 5%, of the Fund’s outstanding Shares. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. The Fund’s Shares are not listed on any national securities exchange. You should not expect there to be any secondary trading market in the Shares. Notwithstanding the foregoing, the Fund may consider listing its Shares in the future. Even though the Fund makes annual repurchase offers to repurchase a portion of the Shares to try to provide liquidity to shareholders, you should consider the Shares to be illiquid. The Fund expects to make its first repurchase offer in [ ]. See “Periodic Repurchase Offers” below.

10.

Staff Comment: On the prospectus cover, under “Subsequent Fund,” please (i) revise to clarify that investors may opt out of having their dividends automatically reinvested in Fund shares or automatically invested in a Subsequent Fund; (ii) add a cross reference to the disclosure explaining the tax treatment of dividends deemed to be paid in cash and automatically invested in a Subsequent Fund; and (iii) in this section or elsewhere, add disclosure clarifying that Subsequent Funds may not have identical strategies to each other or the Fund and that investors may simultaneously have investments in the Fund and in one or more Subsequent Funds.

Response: The referenced disclosure has been revised as follows:

~~Unless you otherwise notify the Fund’s transfer agent, U.S. Bancorp Fund Services, LLC (the “Transfer Agent”) or your financial intermediary,~~ Dividends and capital gains distributions on your Shares will be automatically reinvested in the Fund during the Subscription Period and, after the Subscription Period, will be deemed to be paid in cash and then automatically invested in a Subsequent Fund. You may opt out of such automatic reinvestment of dividends by notifying the Fund’s transfer agent, U.S. Bancorp Fund Services, LLC (the “Transfer Agent”), or your financial intermediary. See “Certain Federal Income Tax Considerations” and “Dividend Reinvestment Plan” below for additional information regarding dividends and distributions and a discussion of the federal income tax treatment of reinvestment of dividends.

. . .

Karen Rossotto, Esq.	November 11, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

Subsequent Funds may not have identical strategies to the Fund or each other, and investors may have investments in the Fund and in one or more Subsequent Funds simultaneously.

11.	Staff Comment: The Staff notes that it may have further comments on the “subsequent fund” concept after further deliberations with the Division of Corporation Finance.

Response: Duly noted.

12.

Staff Comment: On the prospectus cover, under “Term,” please revise to clarify (i) what the phrase “term of investment operations” means and (ii) what will happen if it takes the Fund longer than 24 months to liquidate.

Response: The Fund has revised the disclosure as follows:

The Fund expects to have a term of ~~investment operations of~~ approximately eight years after it commences investment operations and before it starts the wind-down process, which term may be extended by the Board without shareholder approval. At the end of such term, the Fund expects the Adviser to recommend a plan of liquidation that, if approved by the Board, will be carried out without shareholder approval. The plan of liquidation ~~may~~is expected to take up to twenty-four months to complete, and the Fund may deviate from its investment strategies during this time. In the event the Fund’s plan of liquidation takes longer than twenty-four months to complete, the Board may exercise its discretionary authority to extend the term of the Fund. See “Term and Wind-Down Process.”

The Fund supplementally notes that its wind-down period is not expected to take longer than twenty-four months. The Fund expects to invest in private investment vehicles that are designed to provide liquidity in a timeframe that is consistent with the Fund’s expected term. The Fund also notes that residential properties are typically sufficiently liquid to permit the private investment vehicles in which the Fund intends to invest to exit their positions in the desired timeframe.

Prospectus Summary

13.

Staff Comment: In the italicized paragraph under the “Prospectus Summary” heading, the Fund states that it may invest indirectly through subsidiaries, private investment vehicles or “other similar arrangements.” Please explain what “other similar arrangements” is referring to or remove the phrase.

Response: The referenced phrase has been deleted.

14.	Staff Comment: Under “Prospectus Summary—Investment Objective and Principal Investment Policies—Single Family Rental Investments” the Fund explains that it “expects

Karen Rossotto, Esq.	November 11, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

to have consent and approval rights with respect to certain major decisions to be carried out by” private investment vehicles. Please supplementally explain whether these approval rights could cause the Fund to control a private investment vehicle and whether such approval rights could affect the status of a private investment vehicle as an issuer of “investment securities”.

Response: [Redacted - Confidential Treatment Requested]

15.

Staff Comment: Under “Prospectus Summary—Investment Objective and Principal Investment Policies—Single Family Rental Investments” the Fund states that it may “invest in debt instruments and private equity securities issued by private investment vehicles sponsored by real estate operators or other types of investors in single family rental properties.” Please revise to clarify which entity will be the issuer of the referenced debt or equity securities.

Response: The Fund has revised the disclosure as follows:

~~The Fund may invest in~~Such debt instruments and ~~private~~preferred equity securities may be issued by private investment vehicles sponsored by a real estate operator ~~or other types of investors in single family rental properties~~.

16.

Staff Comment: The disclosure under “Prospectus Summary—Special Risk Considerations—Single Family Rental Market Risk” includes a reference to “other assets providing exposure” to single family rental properties. Please explain what these other assets are and revise the disclosure accordingly, if the other assets are material.

Response: The Fund has revised the disclosure as follows:

The Fund may also ~~hold~~ have direct interests in single family rental properties or ~~other assets~~ debt instruments or preferred equity securities providing exposure to such properties.

Karen Rossotto, Esq.	November 11, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

17.

Staff Comment: Under “Prospectus Summary—Special Risk Considerations—Subsequent Fund Risk,” please revise the disclosure as needed to ensure that investors are on notice that they may by default receive distributions that are automatically invested in a Subsequent Fund. Please also consider adding risk disclosure addressing the possibility that the Fund may not launch a Subsequent Fund.

Response: The Fund notes that the referenced risk disclosure already addresses the points raised by the Staff, but has revised the referenced disclosure for additional clarity as follows:

Subsequent Fund Risk. As described in more detail under “Dividend Reinvestment Plan” below, after the Subscription Period of the Fund, dividends and capital gains distributions will automatically be invested on behalf of Fund shareholders in the Subsequent Fund that is open to investment at the relevant time, if any. Dividends and capital gains distributions will be invested in this manner by default, although investors may opt to receive such dividends distributions in cash, as described under “Dividend Reinvestment Plan.” Investing dividends and capital gains distributions in the applicable Subsequent Fund involves risks, which the Adviser expects to be substantially similar to the risks of investing in the Fund. In addition, there can be no assurance that any Subsequent Fund will perform as well or better than the Fund, and any such Subsequent Fund may underperform the Fund, which would adversely affect your return as compared to reinvestment in the Fund itself and could result in your investment performing worse than if you had accepted such dividends and capital gains in the form of cash. The Adviser also retains the flexibility to adjust the strategies of a Subsequent Fund based on market conditions and other considerations. Subsequent Funds may not have identical strategies to the Fund or each other, and investors may have investments in the Fund and in one or more Subsequent Funds simultaneously. Any investment in a Subsequent Fund could result in a loss of some or all of the amount invested in such Subsequent Fund. Furthermore, there is no guarantee that the Adviser will launch a Subsequent Fund. The Adviser may decide not to launch any such Subsequent Fund or to modify the subscription period of any such Subsequent Fund in its sole discretion, which could result in there being no eligible Subsequent Fund in which to invest dividends and capital gains distributions. In that event, dividends and capital gains distributions will be distributed in cash, and investors may face the risks associated with reinvestment of such dividends in distributions in other opportunities.

18.

Staff Comment: In the disclosure under “Prospectus Summary—Special Risk Considerations—Cost Overrun and Non-Completion Risk,” the Fund refers to property renovation costs and other costs related to individual properties. Please supplementally explain whether these costs are reflected in the Fund’s fee table and, if they are not, explain how they are accounted for. Please make any associated revisions to the registration statement that are necessary.

Karen Rossotto, Esq.	November 11, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

Response: The Fund currently expects to invest in properties only through private investment vehicles and currently does not expect to invest in individual properties directly (or through 100% owned subsidiaries). Accordingly, expenses related to individual properties are expected to be expenses of the private investment vehicles that own such properties, rather than expenses of the Fund, and will not be reflected in the Fund’s fee table. If at any time the Fund does own properties directly (or through 100% owned subsidiaries), any Fund expenses related to such properties will be reflected in the Fund’s fee table to the extent required by Form N-2.

19.

Staff Comment: The Staff notes that “Prospectus Summary—Special Risk Considerations” includes a “Derivatives Risk.” If this is not a principal risk of the Fund, please consider moving the disclosure to the SAI. The risk disclosure also states that the Fund may use derivatives for investment purposes, while the Fund’s strategy language says only that derivatives may be used for hedging. Please reconcile.

Response: The Fund has revised the first paragraph of the referenced risk factor as follows:

Derivatives Risk. The Fund may invest in a variety of derivatives~~, including futures contracts, forward contracts, swaps and other exchange-traded and over-the-counter (OTC) derivatives contracts~~ for hedging and risk management purposes. Derivatives are financial contracts the value of which depends on, or is derived from, an asset or other underlying reference. Derivatives involve the risk that changes in their value may not move as expected relative to changes in the value of the underlying reference asset they are designed to track. ~~The Fund may invest in derivatives for investment purposes and for hedging and risk management purposes. Derivatives risk may be more significant when derivatives are used to enhance return or as a substitute for a cash investment option, rather than solely to hedge the risk of a position held by the Fund.~~ The use of derivatives involves risks that are in addition to, and potentially greater than, the risks of investing directly in securities and other more traditional assets. Derivatives also present additional risks that may include market risk, illiquidity risk, currency risk and credit/counterparty risk. See the Statement of Additional Information for additional information of the various types and uses of derivatives in the Fund’s strategies.

The Fund has also moved some of the detailed disclosure that had been included under “Derivatives Risk” to the SAI.

Investment Objective, Policies and Risks—Risk Considerations

20.

Staff Comment: In the back of the prospectus, “Risk Considerations” includes a “Government Securities Risk” that appears to reference agency mortgage-backed securities. The Staff notes that the Fund removed mortgage-backed securities from its strategy disclosure. Please revise the risk disclosure if necessary.

Karen Rossotto, Esq.	November 11, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

Response: The Fund has revised the disclosure as shown below.

Government Securities Risk. The Fund may invest in securities issued or guaranteed by the U.S. government (including U.S. Treasury obligations that differ in their interest rates, maturities and times of issuance) ~~or its agencies and instrumentalities (such as Ginnie Mae, Fannie Mae or Freddie Mac)~~. U.S. government securities are subject to market risk, risks related to changes in interest rates and credit risk. Securities~~, such as those issued or guaranteed by Ginnie Mae or the U.S. Treasury,~~ that are backed by the full faith and credit of the United States are guaranteed only as to the timely payment of interest and principal when held to maturity and the market prices for such securities will fluctuate. Notwithstanding that these securities are backed by the full faith and credit of the United States, circumstances could arise that would prevent the payment of interest or principal. This would result in losses to the Fund. ~~Securities issued or guaranteed by U.S. government related organizations, such as Fannie Mae and Freddie Mac, are not backed by the full faith and credit of the U.S. government and no assurance can be given that the U.S. government would provide financial support. Therefore, U.S. government-related organizations may not have the funds to meet their payment obligations in the future.~~ As a result of their high credit quality and market liquidity, U.S. government securities generally provide a lower current return than obligations of other issuers.

21.

Staff Comment: The “Subsidiary Risk and Other Indirect Investing Risk” under “Risk Considerations” includes the phrase “other similar vehicles.” Please clarify what this phrase is referring to or remove it from the disclosure.

Response: The referenced phrase has been deleted.

Management of the Fund

22.

Staff Comment: The Staff notes that “Management of the Fund—The Adviser” includes descriptions of a voluntary waiver of the Adviser’s management fee. Please supplementally explain whether voluntarily waived amounts can be recouped.

Response: The Fund confirms that amounts waived pursuant to voluntary waivers cannot be recouped.

23.

Staff Comment: In the third paragraph under “Management of the Fund—The Adviser,” please revise the reference to the Fund’s “first annual or semi-annual report to shareholders” to specifically identify the report and the date of the report in which the referenced Board considerations will appear.

Response: The requested change has been made.

Karen Rossotto, Esq.	November 11, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

*            *             *

Should members of the Staff have any questions or comments, please contact the undersigned at (617) 951-7831.

Very truly yours,

/s/ Robert Schmidt

Robert Schmidt

cc:	Xiao Zhu, Stone Ridge Asset Management LLC
Lauren D. Macioce, Stone Ridge Asset Management LLC
Elizabeth J. Reza, Ropes & Gray LLP
Gregory C. Davis, Ropes & Gray LLP